Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and
Preferred Dividends and Distributions

(In thousands)

	Years Ended December 31,
	2002	2003	2004	2005	2006
Earnings
Pretax income from continuing operations	$4,705	$7,186	$7,922	$5,535	$10,242
Preferred dividends	—	—	—	—	2,945
Fixed Charges
Interest expense	16,262	14,957	16,350	24,514	31,610
Estimated interest expense within rental expense(1)	173	171	165	181	207

Total fixed charges and Preferred dividends	16,435	15,128	16,515	24,695	34,762

Earnings Before Fixed Charges and Preferred Dividends	$21,140	$22,314	$24,437	$30,230	$45,004

Ratio of Earnings to Fixed Charges and Preferred Dividends and Distributions	1.29	1.48	1.48	1.22	1.29

(1)  All rental expense is derived from operating leases. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30%, the office rent for each of the years ended, as indicated above.